                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

Stein,                               Sheldon                          I.
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  (Last)                             (First)                         (Middle)

1730 Briercroft Court
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                                    (Street)

Carrollton,                           TX                               75006
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  (City)                             (State)                          (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   CellStar Corporation (CLST)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   8/31/98
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


             X     Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


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7. Individual or Joint/Group Filing
          (Check applicable line)

  X    Form filed by One Reporting Person
-----
-----  Form filed by More than One Reporting Person
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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)   5. Amount of     6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)           Securities       Form:         of Indirect
                                 Date        Code                                        Beneficially     Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)           Owned at        (D) or         Ownership
                                (Month/   ------------   --------------------------      End of Month     Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price      (Instr. 3        (I)
                                 Year)                             (D)                    and 4)         (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------  --------    --------------  ------------  -------------

Common Stock                   8/3/98       P              2,000     A     $11.3756      34,000(1)          D
--------------------------    ----------  ------  ----   --------  ------  --------    --------------  ------------  -------------
Common Stock                   8/3/98       P              1,000     A     $11.3756       1,600(2)          I             (3)
--------------------------    ----------  ------  ----   --------  ------  --------    --------------  ------------  -------------
Common Stock                   8/3/98       P              1,000     A     $11.3756       1,600(2)          I             (3)
--------------------------    ----------  ------  ----   --------  ------  --------    --------------  ------------  -------------
Common Stock                   8/3/98       P              1,000     A     $11.3756       1,600(2)          I             (3)
--------------------------    ----------  ------  ----   --------  ------  --------    --------------  ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    --------------  ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    --------------  ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    --------------  ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    --------------  ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------    --------------  ------------  -------------

*If the Form is filed by more than one Reporting Person see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                        (Print or Type Responses)                        (Over)
                                                                SEC 1474 (7-96)
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 4 (continued)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:
(1) Includes 16,000 shares received as a result of a two-for-one stock split, which split was effected in the form of a stock dividend that was distributed on June 23, 1998 to stockholders of record of the Issuer on June 5, 1998.
(2) Includes 300 shares received as a result of the two-for-one stock split referenced in note (1) above.
(3) 1,600 shares are held by each of the Shane Randall Stein 1993 Trust, the Reid Jordan Stein 1993 Trust, and the Kyle Noah Stein 1993 Trust, trusts for the benefit of the reporting person's sons. The reporting person has neither a pecuniary interest nor investment control with respect to these securities. Therefore, the reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                              /s/ Marilyn R. Post, as
                                  attorney-in-fact for
                                  Sheldon I. Stein                  8/12/98
                              _______________________________    ______________
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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                                                                 SEC 1474 (7/96)